EXHIBIT 2.4

SUMMARY OF PRINCIPAL TERMS

On January 8, 2019, Cementos Pacasmayo (the “Company”) established and the board of directors approved its second corporate notes program providing for the issuance in one or more series of bonds in the local capital markets in an amount not to exceed S/1,000,000,000. Scotiabank Perú S.A.A. is administrative agent in respect of the program.

The program documentation imposes certain restrictions and covenants on the Company, including (for so long as the Company’s 4.50% Senior Notes due 2023 issued under the indenture filed as exhibit 2.3 to this annual report) the following:

●	the fixed charge coverage ratio for our most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional indebtedness is incurred or such disqualified stock or such preferred stock is issued, as the case may be, would have been at least 2.5 to 1.0; and

●	the consolidated debt to adjusted EBITDA ratio for our most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional indebtedness is incurred or such disqualified stock or such preferred stock is issued, as the case may be, would have been no greater than 3.5 to 1.0, in each case, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional indebtedness had been incurred or the disqualified stock or the preferred stock had been issued, as the case may be, at the beginning of such four fiscal quarters. The indenture also contains restrictions on our ability and that of our restricted subsidiaries to incur liens and to merge, consolidate or transfer all or substantially all of our assets.

On February 1, 2019, the Company issued the first two series of bonds denominated in soles under the program referred to above. The following summaries set forth the principal terms of each such series.

ISSUANCE OF S/260 MILLION BONDS DUE 2029

The following are the key characteristics of the S/260 million principal amount of bonds due 2029:

■	Placement Date: January 31, 2019

■	Issue Date: February 1, 2019

■	Term: 10 years from the date of issue

■	Maturity date: February 1, 2029

■	Interest Payment Dates: each August 1 and February 1, starting on August 1, 2019.

■	Currency: soles

■	Principal Amount Issued: S/260,000,000.00

■	Interest Rate: 6.68750% per year

■	Type: Fixed rate

■	Price: 100% of the principal amount thereof

■	Interest payment period: 6 months

■	Listing and Trading: Lima Stock Exchange for trading among Institutional Investors.

■	Redemption Option: No optional redemption option, except as provided in sections 2 to 4 of Article 330 of the General Law, in which case, equal treatment must be provided to all bondholders, in accordance with the provisions of Article 89 of the Securities Market Law.

■	Priority: Pari passu with all other senior obligations of the Company, entire principal of the bonds outstanding will be jointly and severally guaranteed by Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. y Dinoselva Iquitos S.A.C. In addition, the bonds of this series are guaranteed by the equity interest of the issuer in each subsidiary.

ISSUANCE OF S/310 MILLION BONDS DUE 2034

The following are the key characteristics of the S/310 million principal amount of bonds due 2029:

■	Issue Date: February 1, 2019

■	Term: 15 years from the date of issue

■	Maturity date: February 1, 2034

■	Interest Payment Dates: each August 1 and February 1, starting on August 1, 2019.

■	Currency: soles

■	Principal Amount Issued: S/310,000,000.00

■	Interest Rate: 6.84375% per year

■	Type: Fixed rate

■	Price: 100% of the principal amount thereof

■	Interest payment period: 6 months

OTHERS

■	Listing and Trading: Lima Stock Exchange for trading among Institutional Investors.

■	Redemption Option:

■	No optional redemption option, except as provided in sections 2 to 4 of Article 330 of the General Law, in which case, equal treatment must be provided to all bondholders, in accordance with the provisions of Article 89 of the Securities Market Law.

■	Priority: Pari passu with all other senior obligations of the Company, entire principal of the bonds outstanding will be jointly and severally guaranteed by Cementos Selva S.A., Distribuidora Norte Pacasmayo S.R.L., Empresa de Transmisión Guadalupe S.A.C. y Dinoselva Iquitos S.A.C. In addition, the bonds of this series are guaranteed by the equity interest of the issuer in each subsidiary.